Annual report for the fiscal year ended December 31, 2023

About this report. 3 Rivers Outdoor Company LLC sold $100,000 of secured promissory notes under Regulation Crowdfunding through Honeycomb Credit in late 2023. This annual report for fiscal 2023 was due April 29, 2024, and the Company is filing it late. Financial information is as of and for the year ended December 31, 2023. Current information about the business, its risks and its debt appears in the Company's fiscal 2025 annual report, filed at the same time.

Legal name	3 Rivers Outdoor Company LLC (d/b/a 3 Rivers Outdoor Company, "3ROC")
Legal status	Pennsylvania limited liability company, organized July 19, 2016; taxed as an S corporation since January 1, 2018
Address	1130 S. Braddock Avenue, Pittsburgh, PA 15218
Website	www.3riversoutdoor.com

Business

3ROC is an independent outdoor specialty store in Pittsburgh's Regent Square neighborhood. It sells new and used outdoor gear, footwear and apparel, rents kayaks and other equipment, and runs community events. In 2022 it began renting kayaks from an Outpost at RiverTrail Park in Aspinwall.

Officers and managers during 2023

- **Christine Iksic, Owner/Founder (since 2016).** Managed 3ROC 20 or more hours per week while working full time in Geospatial Technical Sales at Precision Laser & Instrument (2009 to 2024). Since September 2024 she has been an Aviation Representative at Purvis Brothers, Inc.
- **Jason Miller, Co-owner and Chief Financial Officer (since 2022).** Part-time CFO of 3ROC, two to three days per week, from 2022 to January 2026. Since January 2026 he has been a part-time Engineer at Bettis Atomic Power Laboratory, where he previously worked full time before 2022.
- **Eli Loiben, General Manager (since April 1, 2023).** Eli runs 3ROC day to day and will become a 10% owner when the Company's planned Wefunder offering closes. He has spent more than 10 years in management at REI, Vail Resorts and Riversport School of Paddling. A lifelong learner, he is a skilled whitewater kayaker, paddleboarder, rock climber and mountain biker, with a passion for community and customer service.

Ownership

At December 31, 2023, Christine Iksic owned 60% and Jason Miller 40% of the Company, under the September 1, 2022 Amended and Restated Operating Agreement. Effective January 1, 2024, a Third Amendment set ownership at 81 and 19 of 100 units.

Compliance with ongoing reporting

The Company did not file this report by its April 29, 2024 due date, and it filed its fiscal 2024 report late, on November 6, 2026. It is filing this report and its fiscal 2025 report in November 2026. Neither the Company nor any of its officers, managers or 20% owners is subject to any disqualification under Rule 503 of Regulation Crowdfunding.

Indebtedness and related parties at December 31, 2023

Lender	Balance	Rate	Terms	Security and guarantees
Honeycomb Credit notes (Reg CF, Oct–Dec 2023, $100,000)	98,831.95	13.75%	Interest-only to May 2024, then $2,498.28/mo; 60 months	Blanket lien on Company assets; guaranteed by Christine Iksic and Jason Miller
SBA COVID-19 Economic Injury Disaster Loan	59,900.00	3.75%	$301/mo to July 10, 2050	Lien on all Company business assets
KeyBank line of credit (Feb 2018, $50,000)	31,634.00	11%	Monthly payments	Blanket lien; guaranteed by Christine Iksic and Christopher Kaminski
KeyBank commercial term loan ($150,000)	5,638.42	9%	Matured February 2024	Same as above
J. Miller note (member Jason Miller)	16,723.72	9%	Repaid in full in 2025	None
L. Lucas note	14,661.45	9%	Repaid in full in 2025	None
Total notes payable	**227,389.54**			

The Company also owed $89,323.01 on credit cards, including $63,248.01 on a Chase card.

Exempt offerings in the past three years: a Regulation Crowdfunding offering of secured promissory notes through Honeycomb Credit in 2023, which raised $100,000.

Related-party transactions in 2023:

- Personal purchases Christine Iksic made through the Company ($3,571.39 in 2023) are treated as distributions to her.
- Through 2023, members contributed $80,938.49 of capital: $1,000.00 initial, $39,938.49 from Christine Iksic and $40,000.00 from Jason Miller. In 2023 Christine Iksic also lent the Company $15,000, which it repaid in 2024. The Company had paid $11,753.89 in distributions.
- Jason Miller lent the Company money under the J. Miller note.
- Members personally guarantee the Honeycomb notes, the KeyBank loans and the store lease.

- When the Company repurchased former member Christopher Kaminski's 49% interest for $1, effective December 31, 2021, it agreed to indemnify him against claims related to his membership.

Financial statements — fiscal year ended December 31, 2023

Unaudited, prepared on the accrual basis in accordance with GAAP, in US dollars.

Certification of the principal executive officer

I, Christine Iksic, Owner/Founder of 3 Rivers Outdoor Company LLC, certify that the financial statements of 3 Rivers Outdoor Company LLC included in this Form C-AR are true and complete in all material respects.

Signature: ____________________ Date: November 12, 2026

Balance sheet, December 31, 2023

	Dec 31, 2023	Dec 31, 2022
Cash and cash equivalents	56,245.31	39,282.19
Vendor deposits	156.00	—
Inventory	137,766.00	160,472.00
Total current assets	**194,167.31**	**199,754.19**
Property and equipment, net	60,078.28	70,284.72
Investment, Grassroots Outdoor Alliance	1,000.00	—
Security deposits	3,800.00	3,800.00
Total assets	**259,045.59**	**273,838.91**
Accounts payable	37,222.99	45,508.04
Credit cards payable	89,323.01	77,160.60
Customer deposits and store credit	39,500.83	28,742.03
Gift card liability	63,358.47	85,380.43
Sales tax payable	2,686.26	3,194.30
Loan from member (Christine Iksic)	15,000.00	—
Current portion of notes payable	69,701.53	80,931.47
Total current liabilities	**316,793.09**	**320,916.87**
Notes payable, long-term, net of debt issuance costs	150,457.01	59,900.00

	Dec 31, 2023	Dec 31, 2022
Total liabilities	**467,250.10**	**380,816.87**
Contributed capital	80,938.49	80,938.49
Accumulated deficit	(289,143.00)	(187,916.45)
Total members' deficit	**(208,204.51)**	**(106,977.96)**
Total liabilities and members' deficit	**259,045.59**	**273,838.91**

Statements of operations

	2023	2022
Gross sales	754,795.99	803,522.17
Less: refunds	(37,813.66)	(31,263.00)
Less: discounts	(40,497.44)	(41,562.63)
Net revenue	**676,484.89**	**730,696.54**
Cost of goods sold	391,541.74	411,926.52
Gross profit	**284,943.15**	**318,770.02**
Salaries, wages and payroll taxes	192,918.86	197,846.44
Rent and occupancy	64,058.67	64,467.10
Merchant and bank fees	20,063.94	19,967.36
Software and subscriptions	17,950.29	21,826.87
Professional fees	24,504.50	20,104.17
Insurance	9,249.77	6,966.68
Depreciation	10,434.00	6,833.00
Marketing and advertising	4,108.76	18,113.15
Other operating expenses	15,716.67	21,469.82
Total operating expenses	**359,005.46**	**377,594.59**
Operating loss	**(74,062.31)**	**(58,824.57)**
Interest expense	(27,104.15)	(15,329.09)
Gain on sale of equipment	—	2,083.00

	2023	2022
Former member separation costs	—	(29,759.91)
Other income	3,511.30	4,167.04
Net loss	**(97,655.16)**	**(97,663.53)**

Statement of members' equity (deficit), 2023

	Contributed capital	Accumulated deficit	Total
Balance, Dec 31, 2022 (as adjusted, Note 2)	80,938.49	(187,916.45)	(106,977.96)
Net loss		(97,655.16)	(97,655.16)
Distributions to member (personal purchases)		(3,571.39)	(3,571.39)
Balance, Dec 31, 2023	**80,938.49**	**(289,143.00)**	**(208,204.51)**

Statement of cash flows, 2023

	2023
Net loss	(97,655.16)
Depreciation and amortization of loan fees	10,812.00
Change in inventory	22,706.00
Change in accounts payable	(8,285.05)
Change in customer deposits, store credit and gift cards	(11,263.16)
Change in other working capital	(664.04)
Net cash from operating activities	**(84,349.41)**
Purchase of rental equipment	(227.56)
Investment in Grassroots Outdoor Alliance	(1,000.00)
Net cash from investing activities	**(1,227.56)**
Proceeds from Honeycomb notes, net of $7,609 fees	92,391.00
Repayments of Honeycomb notes	(1,168.05)
Proceeds from private lender notes	31,385.17
Repayments of KeyBank loans	(43,659.05)

	2023
Net borrowings on credit cards	12,162.41
Loan from member (Christine Iksic)	15,000.00
Distributions to member (personal purchases)	(3,571.39)
Net cash from financing activities	**102,540.09**
Net change in cash	**16,963.12**
Cash, beginning of year	39,282.19
Cash, end of year	**56,245.31**

Notes to financial statements

1. Organization. 3 Rivers Outdoor Company LLC is a Pennsylvania limited liability company organized July 19, 2016. It operates an outdoor specialty store at 1130 S. Braddock Avenue, Pittsburgh. From 2022 until the end of 2025 it also operated a rental Outpost at RiverTrail Park in Aspinwall.

2. Basis of presentation and significant policies. These statements use the accrual basis under GAAP. The Company's tax returns use the cash basis.

- **Inventory:** stated at the lower of cost or net realizable value, based on the physical count taken every January. The same counts are used on the Company's tax returns. The accounting records carried inventory above the count, by $48,534 at December 31, 2022 and $39,643 at December 31, 2023. The difference built up over several earlier years and cannot be assigned to particular years. These statements therefore state inventory at the count, restate the December 31, 2022 balance, and reflect the change between the two counts in 2023 cost of goods sold.
- **Property and equipment:** depreciated over 5 to 15 years.
- **Revenue:** merchandise revenue is recognized at the point of sale; rental revenue over the rental period. Gift cards and store credit are liabilities until redeemed. Consignment sales are recorded at the full sale price, with the consignor's share in cost of goods sold.
- **Income taxes:** the Company is taxed as an S corporation, so its income is taxed to its members and no income tax provision is recorded.
- **GAAP adjustments:** startup costs the books had capitalized ($8,726.68 net at year-end) are expensed under ASC 720-15, which reduces the 2022 and 2023 balances shown and adds back $987 and $984 of amortization to 2023 and 2022 results. The $7,609 of Honeycomb loan fees ($7,231 unamortized) is netted against that loan.

3. Going concern. At December 31, 2023 the Company had a members' deficit of $208,205, and current liabilities exceeded current assets by $122,626. It reported net losses of $97,655 in 2023 and $97,664 in 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The statements include no adjustments for this uncertainty.

4. Property and equipment. Cost was $92,069.28, less accumulated depreciation of $31,991.00. The largest items are leasehold improvements ($44,667) and rental equipment ($37,604).

5. Notes payable. See Indebtedness above. The balance sheet shows total notes of $227,389.54, less $7,231 of unamortized loan fees. Of this, $69,702 is current: the KeyBank loans in full, Honeycomb principal of $9,896, SBA principal of $786, and $21,747 of J. Miller and L. Lucas principal repaid in 2024. The remaining $150,457 is long-term. Separately, the Company owed Christine Iksic $15,000 on a 2023 loan, repaid in 2024.

6. Leases. The Company leases its store from AMD Ventures, LLC. A November 2022 amendment set the term through March 31, 2025, at $4,500 per month for April 2023 to March 2024. By email agreement on December 12, 2023, the landlord reduced rent to $3,000 per month. Christine Iksic and Jason Miller guarantee the lease, and the Company holds a $3,800 security deposit.

7. Subsequent events (evaluated through November 12, 2026).

- **Ownership:** effective January 1, 2024, the members set ownership at 81% / 19%.
- **KeyBank:** in February 2024, when the Company made the final payment on its $150,000 KeyBank commercial term loan, its $50,000 KeyBank line of credit also closed, and KeyBank required the remaining balance of about $32,000 to be repaid in full. KeyBank declined to convert it into a term loan. When the Company could not pay it all at once, KeyBank declared the line in default and obtained a $39,846 confessed judgment in September 2024. In November 2024 the parties signed a forbearance agreement. The Company has made every payment under it on time.
- **Employee Retention Credit:** in 2024 the Company received a $13,571 refund.
- **Chase card:** in January 2025 the balance was refinanced into a repayment plan.
- **Store lease:** since April 2025 the store has been occupied month to month at $3,000 per month. In 2026 the Company fell behind on rent; about $15,000 was unpaid as of November 2026.
- **Honeycomb:** the Company prepaid $36,500 of principal on top of its scheduled payments ($6,500 in 2025 and $30,000 in 2026). After the October 28, 2026 payment, $16,288.91 remained, and at the current $2,295.66 monthly payment the notes will be repaid in June 2027.
- **New offering:** the Company plans a Regulation Crowdfunding offering on Wefunder.